Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (File No. 033-61285, effective July 25, 1995) on Form S-8 of Johnson Outdoors, Inc. of our report dated June 29, 2011, relating to the financial statements and supplemental schedule of the Johnson Outdoors Retirement and Savings Plan, which appears in this Annual Report on Form 11-K of The Johnson Outdoors Retirement and Savings Plan for the year ended December 31, 2010.  Our report dated June 29, 2011, related to the financial statements and supplemental schedule expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.

/s/ McGladrey & Pullen LLP
Milwaukee, Wisconsin
June 29, 2011